EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$1,122	$(3,145)	$489	$995	$296
Fixed charges	307	344	157	106	79
Distributed income of equity investees	7	28	-	-	-
Total Earnings	$1,436	$(2,773)	$646	$1,101	$375

Fixed Charges:
Interest expense	$282	$323	$150	$97	$74
Estimated interest within rental expense	25	21	7	9	5
Total Fixed Charges	$307	$344	$157	$106	$79

Ratio of earnings to fixed charges	4.7	n/a	4.1	10.4	4.7
Dollar shortfall	n/a	$3,117	n/a	n/a	n/a